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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Bartlett, James T		Keithley Instruments, Inc. KEI
	13515 Shaker Blvd Apt. 8-B	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			April 15, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Cleveland, OH 44120 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Shares													-0-

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Common Stock Option		$17.78125		2/12/00

	Common Stock Option		$36.85		2/17/01

	Common Stock Option		$19.23		2/16/02

	Common Stock Option		$10.70		2/15/03

	Phantom Stock Units		$7.656		9/19/95

	Phantom Stock Units		$7.938		12/14/95

	Phantom Stock Units		$8.313		12/21/95

	Phantom Stock Units		$7.50		2/22/96

	Phantom Stock Units		$7.188		5/15/96

	Phantom Stock Units		$4.563		9/11/96

	Phantom Stock Units		$4.625		9/11/96

	Phantom Stock Units		$5.00		12/12/96

	Phantom Stock Units		$5.063		12/12/96

	Phantom Stock Units		$4.625		2/21/97

	Phantom Stock Units		$4.375		5/15/97

	Phantom Stock Units		$5.438		7/23/97

	Phantom Stock Units		$5.875		9/24/97

	Phantom Stock Units		$5.9063		9/24/97

	Phantom Stock Units		$5.00		12/9/97

	Phantom Stock Units		$5.0625		12/9/97

	Phantom Stock Units		$4.375		2/18/98

	Phantom Stock Units		$4.063		5/6/98

	Phantom Stock Units		$4.0938		5/6/98

	Phantom Stock Units		$3.250		7/21/98

	Phantom Stock Units		$3.313		7/21/98

	Phantom Stock Units		$2.563		9/18/98

	Phantom Stock Units		$2.5938		9/18/98

	Phantom Stock Units		$2.469		10/23/98

	Phantom Stock Units		$3.607		12/12/98

	Phantom Stock Units		$3.8963		2/19/99

	Phantom Stock Units		$4.0831		5/7/99

	Phantom Stock Units		$4.2190		7/19/99

	Phantom Stock Units		$7.00		9/14/99

	Phantom Stock Units		$10.00		12/6/99

	Phantom Stock Units		$10.71875		12/6/99

	Phantom Stock Units		$17.5625		2/14/00

	Phantom Stock Units		$30.3125		5/10/00

	Phantom Stock Units		$55.8125		7/25/00

	Phantom Stock Units		$64.00		9/13/00

	Phantom Stock Units		$47.447		12/11/00

	Phantom Stock Units		$31.70		2/21/01

	Phantom Stock Units		$28.06		5/8/01

	Phantom Stock Units		$18.510		7/23/01

	Phantom Stock Units		$15.720		9/17/01

	Phantom Stock Units		$17.100		12/10/01

	Phantom Stock Units		$19.0971		2/20/02

	Phantom Stock Units		$18.40		5/6/02

	Phantom Stock Units		$14.310		7/22/02

	Phantom Stock Units		$14.940		9/9/02

	Phantom Stock Units		$12.4147		12/6/02

	Phantom Stock Units		$11.25		2/18/03

	Phantom Stock Units		$10.7573		3/10/03

	Phantom Stock Units		$11.75		4/15/03			A				104.55

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	8/13/00	2/12/10		Common Stk	10,000		$ -		10,000		D

	8/18/01	2/17/11		Common Stk	10,000		$ -		10,000		D

	8/17/02	2/16/12		Common Stk	10,000		$ -		10,000		D

	8/16/03	2/15/13		Common Stk	10,000		$ -		10,000		D

	9/30/02	(1)		Common Stk	549.18		$ -		549.18		D

	9/30/02	(1)		Common Stk	723.04		$ -		723.04		D

	9/30/02	(1)		Common Stk	22.36		$ -		22.36		D

	9/30/02	(1)		Common Stk	570.72		$ -		570.72		D

	1/1/02	(1)		Common Stk	822.72		$ -		822.72		D

	1/1/02	(1)		Common Stk	507.50		$ -		507.50		D

	1/1/02	(1)		Common Stk	776.54		$ -		776.54		D

	1/1/02	(1)		Common Stk	375.64		$ -		375.64		D

	1/1/02	(1)		Common Stk	810.04		$ -		810.04		D

	1/1/02	(1)		Common Stk	660.32		$ -		660.32		D

	1/1/02	(1)		Common Stk	819.10		$ -		819.10		D

	1/1/02	(1)		Common Stk	902.08		$ -		902.08		D

	1/1/02	(1)		Common Stk	232.98		$ -		232.98		D

	1/1/02	(1)		Common Stk	376.94		$ -		376.94		D

	1/1/02	(1)		Common Stk	195.26		$ -		195.26		D

	1/1/02	(1)		Common Stk	766.88		$ -		766.88		D

	1/2/03	(1)		Common Stk	488.26		$ -		488.26		D

	1/2/03	(1)		Common Stk	189.08		$ -		189.08		D

	1/2/03	(1)		Common Stk	706.82		$ -		706.82		D

	1/2/03	(1)		Common Stk	162.42		$ -		162.42		D

	1/2/03	(1)		Common Stk	984.22		$ -		984.22		D

	1/2/03	(1)		Common Stk	372.62		$ -		372.62		D

	1/2/03	(1)		Common Stk	1027.78		$ -		1027.78		D

	1/2/03	(1)		Common Stk	473.44		$ -		473.44		D

	1/2/03	(1)		Common Stk	1301.78		$ -		1301.78		D

	1/2/03	(1)		Common Stk	589.80		$ -		589.80		D

	1/2/03	(1)		Common Stk	936.44		$ -		936.44		D

	1/2/03	(1)		Common Stk	1184.68		$ -		1184.68		D

	1/2/03	(1)		Common Stk	290.84		$ -		290.84		D

	1/2/03	(1)		Common Stk	511.72		$ -		511.72		D

	1/2/03	(1)		Common Stk	1298.00		$ -		1298.00		D

	1/2/03	(1)		Common Stk	230.46		$ -		230.46		D

	1/2/03	(1)		Common Stk	136.56		$ -		136.56		D

	1/2/03	(1)		Common Stk	94.37		$ -		94.37		D

	1/2/03	(1)		Common Stk	31.25		$ -		31.25		D

	1/2/03	(1)		Common Stk	54.68		$ -		54.68		D

	1/2/06	(1)		Common Stk	130.12		$ -		130.12		D

	1/2/06	(1)		Common Stk	154.75		$ -		154.75		D

	1/2/06	(1)		Common Stk	234.55		$ -		234.55		D

	1/2/06	(1)		Common Stk	227.21		$ -		227.21		D

	1/2/06	(1)		Common Stk	321.89		$ -		321.89		D

	1/2/07	(1)		Common Stk	237.25		$ -		237.25		D

	1/2/07	(1)		Common Stk	155.68		$ -		155.68		D

	1/2/07	(1)		Common Stk	405.54		$ -		405.54		D

	1/2/07	(1)		Common Stk	243.77		$ -		243.77		D

	1/2/07	(1)		Common Stk	470.00		$ -		470.00		D

	1/2/08	(1)		Common Stk	525.94		$ -		525.94		D

	1/2/08	(1)		Common Stk	234.85		$ -		234.85		D

	1/2/08	(1)		Common Stk	104.55		$ -		104.55		D

Explanation of Responses:

(1) The phantom stock units were accrued under the Keithley Instruments, Inc. Deferred Stock Plan and are to be settled in common stock to the reporting person on the exercisable date or upon retirement from the board whichever occurs later.

Mark J. Plush, Attorney-in-Fact	4/15/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.